Exhibit 99.1
ASML reports €3.5 billion net sales and €695 million net income in Q1 2022
Sales growth expectations for 2022 unchanged

VELDHOVEN, the Netherlands, April 20, 2022 – today ASML Holding NV (ASML) has published its 2022 first-quarter results.

•Q1 net sales of €3.5 billion, gross margin of 49.0%, net income of €695 million
•Q1 net bookings of €7.0 billion2
•ASML expects Q2 2022 net sales between €5.1 billion and €5.3 billion and a gross margin between 49% and 50%

(Figures in millions of euros unless otherwise indicated)	Q4 2021	Q1 2022
Net sales	4,986	3,534
...of which Installed Base Management sales [1]	1,522	1,247

New lithography systems sold (units)	72	59
Used lithography systems sold (units)	10	3

Net bookings [2]	7,050	6,977

Gross profit	2,701	1,731
Gross margin (%)	54.2	49.0

Net income	1,774	695
EPS (basic; in euros)	4.39	1.73

End-quarter cash and cash equivalents and short-term investments	7,590	4,723
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our first-quarter net sales came in at €3.5 billion which is at the high end of our guidance. The gross margin of 49.0%, is as guided. Our first-quarter net bookings came in at €7.0 billion, including €2.5 billion from 0.33 NA and 0.55 NA EUV systems as well as very strong DUV bookings, reflecting the continued high demand for advanced and mature nodes.

"We continue to see that the demand for our systems is higher than our current production capacity. We accommodate our customers through offering high-productivity upgrades and reducing cycle time in our factories, and we continue to offer a fast shipment process. In addition, we are actively working to significantly expand capacity together with our supply chain partners. In light of the demand and our plans to increase capacity, we expect to revisit our scenarios for 2025 and growth opportunities beyond. We plan to communicate updates in the second half of the year.

"ASML expects second-quarter net sales between €5.1 billion and €5.3 billion with a gross margin between 49% and 50%. ASML expects R&D costs of around €790 million and SG&A costs of around €220 million. For the full year, we continue to expect a revenue growth of around 20%," said ASML President and Chief Executive Officer Peter Wennink.

Products and business highlights
•We received multiple orders this quarter for our High-NA EXE:5200 systems (EUV 0.55 NA) from both Logic and Memory customers.

•In our Applications business, we shipped our first eScan460 system, which is our next-generation single-beam inspection system, with higher resolution and 50% faster throughput than eScan430.

Update share buyback program
As part of its financial policy to return excess cash to its shareholders through growing annualized dividends and share buybacks, ASML executes a share buyback program which started on July 22, 2021, and is to be closed by December 31, 2023. Based on this program, ASML intends to repurchase shares up to an amount of €9 billion, of which we expect a total of up to 0.45 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. In the first quarter, we purchased around €2.1 billion worth of shares under the current program.
The share buyback program will be executed within the limitations of the existing authority granted by the Annual General Meeting of Shareholders (AGM) on April 29, 2021, and of the authority to be granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Ryan Young +1 480 205 8659	Marcel Kemp +31 40 268 6494
Karen Lo +886 36 23 6639	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the 2022 first-quarter results and outlook for 2022. This video and the transcript can be viewed on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on April 20, 2022 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 33,100 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly Summary US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of April 3, 2022, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and three months ended April 3, 2022 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, rising business costs, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, bookings, expected growth in net sales, full year 2022 expectations including revenue, shipments and expectations for EUV, DUV, IBM and expectations by market segment, statements made at our 2021 Investor Day including revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate for the period of 2020-2030, and our plan to revisit these expectations presented at the 2021 Investor Day, expected revenue recognition, including estimates of revenue to be recognized in periods after shipment, expected shipments, plans and strategies, including plans to increase capacity and plans to build additional cleanrooms, customer demand and plans to meet increasing demand, statements with respect to dividends and share buybacks and financial policy including statements with respect to the 2021-2023 share buyback program, including the amount of shares intended to be repurchased under the program, ESG strategy improvement and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and logistics and constraints on our ability to produce systems to meet demand, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.